MERCURITY FINTECH HOLDING INC.

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

March 1, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Bonnie Baynes, Mr. Mark Brunhofer

Re:	Mercurity Fintech Holding Inc.

Form 20-F for the fiscal year ended December 31, 2022

Form 6-K filed December 28, 2023

File No. 001-36896

Dear Ms. Bonnie Baynes, Mr. Mark Brunhofer:

Reference is made to the proposed disclosures set out in Mercurity Fintech Holding Inc.’s (the “Company” or “we”) response letters dated August 14, 2023 and October 20, 2023, each in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letters dated July 17, 2023 and September 22, 2023, as well as this letter in response to the Commission’s comment letter dated February 1, 2024 (collectively, the “Proposed Disclosures”). The Company would like to respectfully request to incorporate such Proposed Disclosures into its annual report on Form 20-F for the fiscal year ended December 31, 2023, which will be due by April 30, 2024, instead of filing an amendment to incorporate the Proposed Disclosures into its annual report on Form 20-F for the fiscal year ended December 31, 2022. The reasons for this request is as follows:

a)	The registered public accounting firm which audited the Company’s financial statements for the years ended December 31, 2020 and 2021, Shanghai Perfect C.P.A Partnership, has withdrawn its registration with the PCAOB and will no longer be qualified to issue an audit report or consent letter in respect of the Cmpany’s SEC filings. Hence, if the Company were to be required to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022, the Company will have to have its financial statements for the year ended December 31, 2021 reaudited by Onestop Assurance PAC, its current auditors, and such process will require the Company to incur significant time and expenses, and such reaudit will in no way be completed before April 30, 2024, which is the deadline for the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

b)	The Company is currently in the midst of preparing its audited financial statements for the fiscal year ended December 31, 2023, and will undertake to reflect all of the Proposed Disclosures in its annual report on Form 20-F for the fiscal year ended December 31, 2023.

c)	The Company aims to file its annual report on Form 20-F for the fiscal year ended December 31, 2023 in mid-April, which will not cause substantial delay in making the Proposed Disclosures for the year of 2022.

In addition, please find below our responses to the questions raised by the Staff in its letter of comments dated dated February 1, 2024 (the “Comment Letter”) relating to the annual report on Form 20-F for the year ended December 31, 2022, which was filed with the Commission by the Company on April 25, 2023. The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Form 20-F for the fiscal year ended December 31, 2022

Item 5. Operating and Financial Review and Prospects

D. Trend Information, page 70

1.	We acknowledge your response to prior comment 1. Please note that we are continuing to review your response and may have further comments.

Response: This is well noted.

Item 15. Controls and Procedures, page 101

2.	We acknowledge your response to prior comment 2. Please tell us whether the many shortcomings you identify in your response represent a material weakness in your internal control over financial reporting. If not, explain why not.

Response:

We respectfully submit that the many shortcomings of the Company do reflect a material weakness in our internal control over financial reporting. We have made some improvements and hope to make more efforts in the future to address these shortcomings.

Firstly, the occurrence of the Wei Zhu incident reflected many shortcomings in the Company’s asset management, and we have taken some improvements to strengthen our internal control over the asset management, as stated in our response to prior comment 2.

Secondly, there are still many shortcomings in internal control in other aspects of the Company:

●	The current scale of the Company’s business is relatively small, and the new businesses are still in the early stages. Certain team members of the Company are responsible for multiple functions, including accounting, business development and operations. Some of the holding company’s officers and employees also hold various positions at some of the Company’s subsidiaries.

●	Our financial management function is yet to be improved in various aspects, including but not limited to that: a) our supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b)we lack a comprehensive and effective internal audit system, and c) we do not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to our current financial personnel.

We will continuously remediate these shortcomings as the Company’s business develops and has obtained sufficient capital and human resources:

●	We will further promote the independence of each business entity and function to improve the internal control system of the group’s business structure. With the development of our business, we will continuously improve the organizational structure, enhance the functions of various departments, expand the workforce, and on this basis, improve the various internal control systems and processes of the Company.

●	We will add an accounting manager in 2024, responsible for supervising accounting work, reviewing financial accounting content, and specifically responsible for preparing the Company’s financial statements, as well as assisting the CFO in the disclosure of financial reports. With the continuous expansion of the Company’s future business, we may recruit more personnel to meet more accounting and financial management needs.

●	As the Company’s business develops, we will fill the role of the internal audit manager. The internal audit manager will be responsible for regularly evaluating the integrity of the Company’s internal controls, supervising the effective implementation of internal control systems, and reporting directly to the Audit Committee.

Consolidated Statements of Cash Flows, page F-13

3.	We note your response to prior comment 7 regarding your reclassification of cryptocurrency cash flows to operating activities from investing activities in your consolidated statements of cash flows.

Please provide the following:

●	We note your response that you believe your cryptocurrency transactions are a daily business activity as they are held for sale at high prices. Please clarify, for each significant type of cryptocurrency:

o	Your current average holding period;

o	The shortest and longest time periods you held these crypto assets before sale; and

o	Provide an estimate of how frequently it is converted to USD for each period presented.

Response:

1）The Company’s holdings and conversion of the crypto assets.

In our financial statements for the year 2022, we adjusted our cash flow generated from selling crypto assets to operating cash flow, mainly taking into account that the Company had completed the development of a crypto asset quantitative trading software in the first half of 2022, which enabled us to enter a new stage of the Company’s crypto asset quantitative trading business development plan. Unfortunately, the occurrence of the Wei Zhu incident caused the Company to lose control over most of its crypto assets, and hence the Company had to suspend the operation of its crypto asset quantitative trading business due to lack of sufficient digital assets. We did not engage in any transactions related to the crypto asset quantitative trading business between 2022 and 2023.

In our response to prior comment 7, it was incorrect for us to treat all cryptocurrency transactions as daily business activities, and it is necessary for us to correct this error here. In fact, only the cash flows generated by our cryptocurrency quantitative trading business are considered daily business activities. However, the occurrence of the Wei Zhu incident resulted in the Company’s failure to carry out cryptocurrency quantitative trading business as planned. We did not strictly distinguish the types of cryptocurrencies we sold, but instead treated all cryptocurrency transactions as daily business activities, which was a flaw in our previous financial accounting.

There are four transactions where the Company sold and used crypto assets to pay service fees between 2021 and 2022, which are as follows:

●	In October 2021, the Company sold 6.86166 Bitcoins and 10,401.65 Tether USDs (“USDT”) with a book value of $336,299 and get $440,404 into the Company’s bank account to supplement the cash needed for daily operations. These Bitcoins were held by the Company for approximately one month and the USDTs (which were purchased in December 2019) were held by the Company for approximately 22 months.

●	In October 2021, the Company converted 3.13835862 Bitcoins into approximately 180,024 USD Coins to pay investment banking service fees, with a total book value of $475,114. These USD Coins were held by the Company for approximately one month.

●	In October 2021, the Company used 1,994,462.5 USD Coins with a book value of $1,992,267 to pay Bitcoin mining cloud computing power fees. These USD Coins were held by the Company for approximately half a month.

●	In January 2022, the Company sold 1,000,000 USD coins with the book value of $998,902 and get $968,934 into the Company’s bank account to supplement the cash needed for daily operations. These USD Coins were held by the Company for approximately three months.

Except for the small amount of Bitcoin, USD Coins and USDTs sold by the Company before the Wei Zhu incident in exchange for cash and payment of operational funds and expenses required for daily operations, the Company did not trade any crypto assets through quantitative trading business during the period from 2021 to 2023. The average holding period for USD Coins sold or used for payment by the Company aforementioned is 1.3 months, the average holding period for Bitcoin sold or used for payment by the Company aforementioned is one month, and the average holding period for USDTs sold or used for payment by the Company aforementioned is 22 months.

After the Wei Zhu incident, the Company failed to carry out cryptocurrency quantitative trading business as planned, nor did any other cryptocurrency transactions occur. Therefore, it is meaningless to estimate the frequency at which the Company converts its crypto assets into US dollars until we have sufficient controllable crypto assets to resume our crypto asset quantitative trading business.

Please provide the following:

●	As ASC 230 applies to all cash flows, provide us a complete analysis with reference to the specific paragraphs that support your classification of cryptocurrency transactions as operating cash flows. In your response, specifically explain why your related cash flows are not investing activities.

●	Explain to us how the sale of 1 million USD Coins in January 2022 can be an operating activity when the cryptocurrency sold is the direct result of your private placement of equity in October 2021.

●	Please tell us the events that triggered this change in classification to operating activities including when the changes were made to your current and future business structures.

2) The Company’s reconsideration of the classification of cash flows generated from crypto asset transactions.

As mentioned above, we changed our classification of cash flows generated from selling crypto assets in our financial statements for the year 2022 mainly taking into account that the Company had completed the development of a crypto asset quantitative trading software in the first half of 2022, which enabled us to enter a new stage of the Company’s crypto asset quantitative trading business development plan.

We have reconsidered the specific uses of the crypto assets owned by the Company based on our current and future business plans related to crypto assets, and we have classified or will classify the cash flows generated from past and future transactions of these crypto assets according to their specific uses.

In our financial statements as of December 31, 2022, we included all sales of crypto assets as part of the quantitative trading of cryptocurrency assets, and therefore disclosed the corresponding cash flows as operating cash flows. We have realized that this is not a rigorous approach, and therefore we will revise our financial statements to more accurately reflect the categories of relevant cash flows. The specific analysis is as follows:

In the second half of 2021, the Company began to increase its cryptocurrency mining business and the business of quantitatively trading its holdings of cryptocurrency assets as one of its main businesses. During September and October 2021, the Company acquired approximately $5 million of Bitcoin and $5 million of USD Coin through stock issuance. As both Bitcoin and USD Coin meet the definition of intangible assets, the Company recognized all the received Bitcoin and USD Coin as intangible assets. This situation can be considered as the Company engaging in both non-cash financing and non-cash investment activities without generating any cash flows.

The original plan of the Company was to use the received crypto assets as follows:

a) The Company plans to use a portion of the crypto assets as a source of funds for daily operations, including selling these crypto assets in exchange for monetary funds, or directly paying for goods or service fees with these crypto assets. The sale of these crypto assets by the Company in exchange for monetary funds can be considered as the sale of intangible assets invested by the Company, which belongs to cash inflows generated from investment activities; The direct payment of goods or service fees by the Company using these crypto assets can be regarded as the conversion of its invested intangible assets into non-cash operating expenses, without generating any cash flow.

b) The Company plans to use another portion of the received crypto assets as the principal for conducting quantitative trading of crypto assets. The Company will transfer these crypto assets to a dedicated account for conducting quantitative trading of crypto assets. As this business is likely to lead to frequent buying and selling of crypto assets, we believe that these crypto assets used for quantitative trading are more appropriately to be accounted for as current assets measured at fair value. Due to the occurrence of the Wei Zhu incident, all Bitcoin and USD Coin owned by the Company were improperly seized by the Sheyang County Public Security Bureau. As a result, the Company was unable to proceed with the planned quantitative trading of crypto assets. Therefore, in the Company’s financial statements as of December 31, 2022, the crypto assets owned by the Company were not classified and listed according to their intended use. However, once the Company regains control of Bitcoin and USD Coin that were improperly seized by the Sheyang County Public Security Bureau in the future, the Company will begin to advance its planned crypto asset quantitative trading business. With the introduction of ASC 350-60 Goodwill and Other Crypto Assets, the Company has established clear guidelines for measuring its crypto assets at fair value. Hence, in the future, under the guidance of ASC350-60 and ASC230-10-45-20, the cash flows generated by the Company’s holdings of crypto assets specifically used for selling to earn price differences should all be categorized as cash flows generated from operating activities.

However, the Company has not clearly defined the specific quantities of crypto assets for different purposes mentioned above. According to ASC230-10-45-22, the Company should classify the generated cash flows based on each identifiable source or use in cash inflows and outflows. After our reconsideration, we believe that the cash flow obtained by the Company from selling 1 million USD Coins in January 2022 should be classified as cash inflows from investment activities. We will revise and restate the classification of this transaction in the financial statements as of December 31, 2022. We will reclassify the cash flows generated from the sale of crypto assets in 2022 as cash inflows from investment activities.

The restated consolidated statements for cash flows for the year ended December 31, 2022, 2021 and 2020 are as follows:

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2022	2021	2020
	( as restated )	( as restated )	( as restated )
Cash flows from operating activities:
Net loss	(5,634,971)	(21,665,704)	(1,651,273)
Less: Net loss from discontinued operations	—	(8,360,322)	(957,955)
Net loss from continuing operations	(5,634,971)	(13,305,382)	(693,318)

Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	3,138	1,750,909	—
Impairment loss of intangible assets	3,144,053	1,292,568	835,344
Depreciation of fixed assets and amortization of intangible assets	28,950	—	—
Stock-based compensation	558,395	8,349,862	286,132
Loss from disposal of subsidiaries	4,664	—	—
Other income/(expenses)	23,318	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Digital assets generated from mining business	(783,438)	(664,307)	—
Digital assets received as payment	—	(5,864)	(17,863)
Digital assets used to pay expenses	—	2,141,375	6,924
Accounts receivable, net of allowance	—	380,510	835,533
Prepaid expenses and other current assets	1,281,109	(1,105,481)	(740,150)
Right-of-use assets	(873,878)	—	—
Deferred tax assets	(251,005)	—	—
Accounts payable	22,075	—	—
Advance from customers	80,000	—	—
Accrued expenses and other current liabilities	(87,867)	(184,429)	(161,626)
Lease liabilities	904,132	—	—
Net cash (used in)/provided by continuing operations	$(1,581,325)	$(1,350,239)	$350,976
Net cash used in discontinued operations	—	(386,777)	(957,591)
Net cash used in operating activities	$(1,581,325)	$(1,737,016)	$(606,615)

Cash flows from investing activities:
Disposal of digital assets	998,902	325,987	647
Purchase of fixed assets	(7,222)	—	—
Loan to affiliate person	(25,000)	—	—
Net cash used in continuing operations	$966,680	$325,987	$—
Net cash provided by discontinued operations	—	—	144
Net cash (used in)/provided by investing activities	$966,680	$325,987	$791

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2022	2021	2020
	( as restated )	( as restated )	( as restated )
Cash flows from financing activities:
Issuance of common stock	7,900,300	713,082	300,000
Borrowings	400,000	935,793	—
Cash paid for debt	(579,875)	(93,091)	—
Net cash provided by continuing operations	$7,720,425	$1,555,784	$300,000
Net cash provided by discontinued operations	—	120,419	—
Net cash provided by financing activities	$7,720,425	$1,676,203	$300,000

Effect of exchange rate changes by continuing operations	(8,543)	2,953	43,374
Effect of exchange rate changes by discontinued operations	—	403	2,022
Effect of exchange rate changes	$(8,543)	$3,356	$45,396

Increase/(decrease) in cash and cash equivalents	$7,097,237	$268,530	$(260,428)

Cash and cash equivalents, beginning of the year	$440,636	$174,783	$435,211

Cash and cash equivalents of continuing operations, end of the year	7,537,873	440,636	142,557
Cash and cash equivalents of discontinued operations, end of the year	—	2,677	32,226
Cash and cash equivalents, end of the year	$7,537,873	$443,313	$174,783

Supplement disclosure of cash flow information Interest paid	—	—	4

3) Improvement measures for the Company’s classification management and accounting of the crypto assets in the future.

We will further refine the classification standards for the crypto assets owned by the Company, improve the asset management system, and standardize relevant accounting.

a)	Based on the Company’s new business architecture, we will further improve our investment strategy for cryptocurrency assets, classify crypto assets according to holding intentions, and plan the total investment scale of crypto assets annually and allocate and adjust them quarterly.

Due to the Company’s decision not to increase its investment in crypto assets and related businesses in the short term, as well as the fact that the Wei Zhu incident led to the loss of control over most of the Company’s crypto assets, we currently do not have sufficient capital to support the Company’s crypto asset quantitative trading business. Therefore, we have classified all of the Company’s crypto assets as “crypto assets for general investment”, and the Company can sell them for cash or use them for payment at any time. We will also restrict our total investment size of such crypto assets for 2024 so that they will not exceed $1 million (excluding Bitcoin and USD Coin improperly seized by the Sheyang County Public Security Bureau as they are out of our control).

It is worth emphasizing that the crypto assets for general investment and crypto assets used for quantitative trading are classified according to the Company’s holding intention and do not depend on the duration of holding. Of course, according to the Company’s new investment strategy, we do not intend to hold those crypto assets for the long term.

b)	Improve the management system for crypto assets. For crypto assets held for general investment, our strategy for further strengthening control over the wallets storing these assets has been explained in our response to the previous comment 2. For crypto assets used for quantitative transactions, they will be managed through an independent platform account and jointly managed by a professional quantitative trading operator authorized by the Company and our CEO.

c)	Standardize accounting for our crypto assets. Starting from January 1, 2024, the Company will adopt ASC 350-60 to account for our crypto assets as intangible assets measured at fair value. We will classify and disclose the crypto assets based on the Company’s holding intention. For example, we will set up three detailed accounts under the intangible assets account: crypto assets for general investment, crypto assets used for quantitative transactions, and the right-to-recover crypto assets (for uncontrolled crypto assets improperly seized by the Sheyang County Public Security Bureau). Then, we will measure them separately based on fair value for subsequent measurement.

Note 2. Restatement of Previously Issued Financial Statements

Previous Financial Statements Change from Impairment of Intangible Assets, page F-20

4.	We acknowledge your response to prior comment 15 and your proposed disclosure in the penultimate paragraph on page 29 of that response and in this note that you revised your accounting to apply “a more cautious” approach. We also note your August 14, 2023 response to comment 26 from our July 17, 2023 letter that you will appropriately correct your amended Form 20-F, when filed, to check the box on the cover related to error corrections in the financial statements. Please address the following:

●	Revise your disclosure here and your proposed revised disclosure from prior comment 15 to clearly indicate that your revised cryptocurrency impairment methodology is the correction of an error.

Response:

1） We have revised the replies to the prior comment 15 as follows:

Note of Intangible assets, net (revised) in the 20-F for the year ended December 31, 2022. The following includes the modifications we have made to the note of “Intangible assets, net” based on Comment 7.

INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2022	December 31,2021
	US$ (as restated)	US$ (as restated)
Crypto assets for general investment (A)	288,419	7,277,717
The right to recover the crypto assets (B)	3,944,809	—
Total intangible assets, Net	$4,233,228	$7,277,717

(A) Crypto assets for general investment

Crypto assets for general investment, net consist of the following:

	December 31, 2022	December 31, 2021
	US$ (as restated)	US$ (as restated)
Bitcoin (i)	—	4,280,740
USD Coin (ii)	—	2,991,113
Filecoin (iii)	288,419	—
Others (iv)	—	5,864
Total crypto assets for general investment, net	$288,419	$7,277,717

(i)	As of December 31, 2021, the book value of 106.99356751 Bitcoins belonging to the Company is $4,280,740, of which 95.23843406 Bitcoins came from the PIPE closed on September 8, 2021 and 11.75513345 Bitcoins came from the Bitcoins shared mining business in 2021. Please refer to Note 2 for the restatement of the impairment of intangible assets for the year ended December 31, 2021.

On February 16, 2022, the Wei Zhu incident resulted in the Company losing control of all the Bitcoins. We reclassified all the Bitcoins out of control as the right to recover the crypto assets, as detailed in the following “(2) The right to recover the crypto assets”.

(ii)	As of December 31, 2021, the Company held 3005537.5 USD coins with the book value of $2,991,113. Please refer to Note 2 for the restatement of the impairment of intangible assets for the year ended December 31, 2021.

On February 16, 2022, the Wei Zhu incident resulted in the Company losing control of all the USD Coins. We reclassified all the USD Coins out of control as the right to recover the crypto assets, as detailed in the following “(2) The right to recover the crypto assets”.

(iii)	As of December 31, 2022, the Company held 104762.0706 Filecoins with the book value of $288,419, of which 104646.5806 Filecoins came from the supplementary agreement of the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022 and 115.49 Filecoins came from the Filecoin physical mining business.

(iv)	As of December 31, 2021, the Company held over 5000 Tether USDs with the book value of $5,864, which came from the technical services business.

The movement of the crypto assets for general investment for the year ended December 31, 2021 and 2022 is as follows:

	December 31, 2022	December 31, 2021
	US$ (as restated)	US$ (as restated)
Balance as of January 1, 2021 and 2022	7,277,717	383,289
Addition: received crypto assets payments (i)	315,028	10,000,364
Purchase	—	149,106
Mining out (ii)	327,605	664,307
Deduction: Payment made by crypto assets (iii)	—	(2,141,373)
Deduction: disposal of crypto assets (iv)	(998,902)	(485,408)
Impairment (v)	(817,609)	(1,292,568)
Crypto assets out of control reclassified to the right to recover the crypto assets (vi)	(5,815,420)	—
Balance as of December 31, 2021 and 2022	288,419	7,277,717

(i)	The Company received 104646.5806 Filecoins with the book value of $315,028 from Huangtong International Co., Ltd., as an additional consideration for the Company’s shares on December 20, 2022. The company received these Filecoins on December 20, 2022, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform, a cryptocurrency information platform that gathers data from major global cryptocurrency exchanges.

The Company received 105.2385 Bitcoins through a private placement of shares in September 2021, with a book value of $5 million determined at the agreed price. The Company obtained 5 million USD Coins through private placement in October 2021. Since the agreement did not clearly specify the specific consideration, we calculated the book value of $ 4,994,500 according to the closing price of the “Feixiaohao” platform on the day of receipt of these USD Coins. The Company received consideration for providing technical services to customers in the first half of 2021 for more than 5,000 Tether USDs and recognized a book value of $5,864 based on the closing price on the date of receipt.

(ii)	From January 1 to February 16 in 2022, the Company mined out 7.86772699 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $327,257. In December 2022, the Company mined out mined out 115.49 Filecoins from the Filecoin physical mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $348.

During the year ended 2021, the Company mined out 18.86491222 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $664,307.

(iii)	During the year ended 2021, the Company used USD Coins with a book value of $1,992,267 to pay Bitcoin mining cloud computing power and with the cost of $149,106 to pay investment bank service expenses.

(iv)	During the year ended 2022, the Company sold 1,000,000 USD coins with the book value of $998,902 and get $968,934 into the Company’s bank account.

During the year ended 2021, the Company sold 6.86166 Bitcoins and over 10000 Tether USDs with a book value of $336,302 and get $440,404 into the Company’s bank account.

(v)	We estimated the fair values of the crypto assets based on the intraday low price every day and recognized $817,609 impairment loss for the year ended December 31, 2022, including $784,788 impairment loss of Bitcoins for the period from January 1, 2022 to February 16, 2022 (when the Bitcoins still under the Company’s control), $26,957 impairment loss of Filecoins and $5,864 impairment loss of Tether USDs.

We estimated the fair values of the crypto assets based on the intraday low price every day and recognized $1,292,568 impairment loss for the year ended December 31, 2021, including $908,453 impairment loss of Bitcoins, $11,120 impairment loss of USD Coins and $372,995 impairment loss of FFcoins. Please refer to Note 2 for the restatement of impairment of intangible assets for the year ended December 31, 2021.

We wrote off the book value of the Ffcoins due to the Ffcoin platform had gone out of business, these Ffcoins no longer had any market value as of December 31, 2021. The Ffcoin obtained by the Company later proved to be a high-risk asset. At the end of 2020, the Company confirmed an impairment loss of $835,344 based on the Ffcoin market price. In the first half of 2021, the Ffcoin platform completely stopped operating, and Ffcoin also lost all its market value. The Company fully recognized the remaining carrying value of $372,995 as an impairment loss in 2021.

(vi)	On February 16, 2022, the Wei Zhu incident resulted in the Company losing control of all the Bitcoins and USD Coins. We reclassified all the USD Coins out of control as the right to recover the crypto assets, as detailed in the following “(2) The right to recover the crypto assets”. As of February 16, 2022, the book value of the Bitcoins and USD Coins out of control was $5,815,420.

(B) The right to recover the crypto assets (The crypto assets that are outside of the Company’s control).

The right to recover the crypto assets, net consist of the following:

	December 31, 2022	December 31, 2021
	US$ (as restated)	US$ (as restated)
Bitcoin	1,952,598	—
USD Coin	1,992,211	—
Total the right to recover the crypto assets, net	$3,944,809	$—

On February16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it.

The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallet was $3,944,809, including 125.8584797 Bitcoins with the book value of $1,952,598 and 2,005,537.50 USD Coins with the book value of $1,992,211, and we verified that Bitcoins and USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

The book value and deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on December 31, 2022 are as follows:

		Book value	The portion that was still stored in the hardware cold as of December 31, 2022		The portion that that are forwarded to unknown addresses as of December 31, 2022
Crypto assets	Quantities	as of December 31, 2022	Quantities	Book value (as restated)	Quantities	Book value (as restated)

Bitcoins	125.8584797	$1,952,598	30.62004	$475,047	95.23843	$1,477,551
USD Coins	2,005,537.50	$1,992,211	-	-	2005537.5	$1,992,211
Total amount		$3,944,809	30.62004	$475,047	125.85847	$3,469,762

The movement of the right to recover the crypto assets for the year ended December 31, 2021 and 2022 is as follows:

	December 31, 2022	December 31, 2021
	US$ (as restated)	US$ (as restated)
Balance as of January 1, 2021 and 2022	—	—
Crypto assets out of control reclassified to the right to recover the crypto assets (i)	5,815,420	—
Mining out (ii)	455,833	—
Impairment (iii)	(2,326,444)	—
Balance as of December 31, 2021 and 2022	3,944,809	—

(i)	On February 16, 2022, the Wei Zhu incident resulted in the Company losing control of all the Bitcoins and USD Coins. We reclassified all the USD Coins out of control as the right to recover the crypto assets. The book value on February16, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallet was $5,815,420, including 114.86129105 Bitcoins with the book value of $3,823,209 and 2,005,537.50 USD Coins with the book value of $1,992,211.

(ii)	From February 17 to April 30 in 2022, the Company mined out 10.99718523 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $455,833. Although the wallet that received these mining generated Bitcoins was already in a state of loss of control on February 16, 2022, the Company failed to respond quickly to the Wei Zhu incident, resulting in the Bitcoins produced during the mining period from February 17 to April 30, 2022 being also in a state of loss of control upon acquisition.

(iii)	We estimated the fair values of the crypto assets based on the intraday low price every day and recognized $2,326,444 impairment loss for the year ended December 31, 2022, all of which came from the impairment loss of Bitcoins for the period from February 17 to December 31 in 2022.

PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and crypto assets from the Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of December 31, 2022, we and Deheng have not received any definitive response from the Public Security Bureau.

On behalf of the Company, Deheng went to Sheyang Public Security Bureau several times to communicate with the police officer in charge of Wei Zhu’s case, and Deheng learned that Sheyang Public Security Bureau suspected that the crypto assets belonged to the Company was related to Wei Zhu’s case without any evidence and because Wei Zhu’s case was still in the stage of investigation, they insisted on continuing to implement temporary measures to retain the seized assets.

According to the legal opinion issued by Deheng Law Firm, the ownership of the crypto assets seized by Sheyang Public Security Bureau is clear and can be verified as belonging to the Company, and the seizure of the Company’s crypto assets by Sheyang Public Security Bureau is improper. If Sheyang Public Security Bureau does not release the seizure of the Company’s crypto assets, Sheyang Public Security Bureau should issue a written decision in accordance with laws and regulations.

We together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and crypto assets contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau. When the relevant case enters the judicial process, the Company can submit relevant evidence to the court to restore the Company’s ownership and control rights over the digital asset hardware cold wallet and the crypto assets in it, because the evidence that these crypto assets belong to the Company is clear, and we are confident to recover these crypto assets through legal procedures. Considering the special situation of China’s public security and judicial system, the Company has not considered directly filing a lawsuit against Sheyang Public Security Bureau.

From a legal perspective, the Company should be able to recover the Company’s control over these crypto assets through judicial procedures, and hence we have not confirmed the relevant losses of these seized crypto assets. However, if the case is not handled by Sheyang Public Security Bureau or subsequent judicial proceedings in the way we anticipate, the Company may also incur related losses.

(C) The impairment loss of intangible assets

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other crypto assets from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes. We recognized $1,292,568 impairment loss of crypto assets for the year ended December 31, 2021 as the restated financial statements, and we recognized $817,609 impairment loss of crypto assets and $2,326,444 impairment loss of the right to recover the crypto assets for the year ended December 31, 2022. Please refer to Note 2 for the restatement of the impairment of intangible assets.

The impairment loss of intangible assets for the year ended December 31, 2021 and 2022 is detailed as follows:

	December 31, 2022	December 31, 2021
	US$ (as restated)	US$ (as restated)
Bitcoin (i)	3,111,232	908,453
USD Coin (ii)	-	11,120
Filecoin (iii)	26,957	-
Tether USDs (“USDT”) (iv)	5,864	-
FF Coins (v)	-	372,995
Total impairment loss of intangible assets	3,144,053	1,292,568

(i)	We recognized $3,111,232 impairment loss of Bitcoins, including $784,788 impairment loss of Bitcoins recognized for the period from January 1 to February 16 in 2022, when the Bitcoins were still under the Company’s control, and $2,326,444 impairment loss of the right to restore the Bitcoins for the period from February 17 to December 31 in 2022, when the Bitcoins became out of the Company’s control.

We estimated the fair values of the crypto assets based on the intraday low price every day and recognized $908,453 impairment loss of the Bitcoins for the year ended December 31, 2021. Please refer to Note 2 for the restatement of impairment of intangible assets for the year ended December 31, 2021.

(ii)	We estimated the fair values of the USD Coins based on the intraday low price every day and no impairment loss recognized for the year ended December 31, 2022. We estimated the fair values of the crypto assets based on the intraday low price every day and recognized $11,120 impairment loss of USD Coins for the year ended December 31, 2021. Please refer to Note 2 for the restatement of impairment of intangible assets for the year ended December 31, 2021.

(iii)	We estimated the fair values of the Filecoins based on the intraday low price every day and recognized $26,957 impairment loss of Filecoins.

(iv)	We recognized $5,864 impairment loss for the Tether USDs in the year ended December 31, 2022 due to the platform where the wallet of the $5,864 Tether USDs was stored had gone out of business, we had been no longer able to withdraw the Tether USDs as of December 31, 2022.

(v)	We recognized $372,995 impairment loss of Ffcoins for the year ended December 31, 2021. We recognized $372,995 impairment loss of Ffcoins for the year ended December 31, 2021. We wrote off the book value of the Ffcoins due to the Ffcoin platform had gone out of business, these Ffcoins no longer had any market value as of December 31, 2021. The Ffcoin obtained by the Company later proved to be a high-risk asset. At the end of 2020, the Company confirmed an impairment loss of $835,344 based on the Ffcoin market price. In the first half of 2021, the Ffcoin platform completely stopped operating, and Ffcoin also lost all its market value. The Company fully recognized the remaining carrying value of $372,995 as an impairment loss in 2021.

●	Revise your selected financial data disclosures beginning on page 3 to reflect the material change to your cryptocurrency impairment accounting policy as the correction of an error. Label all relevant periods “as restated” and cross reference to your discussion in Note 2. See Item 3 of Form 20-F.

2)	We have revised our selected financial data disclosures beginning on page 3 of Form 20-F for the year 2022 to reflect the material change to your cryptocurrency impairment accounting policy as the correction of an error.

Our selected financial data (revised) in Item 3 and 5 of the Form 20-F for the year ended December 31, 2022.

ITEM 3. KEY INFORMATION—A. Selected Financial Data

The following selected consolidated statements of operations data for the year ended December 31, 2020, 2021 and 2022, and selected consolidated balance sheet data as of December 31, 2021 and 2022, have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

	For the year ended December 31,
	2020	2021	2022
	(Note)	(Note)	(Note)
		(as restated )	(as restated )
	(US$ in thousands, except share and share related data)
Selected consolidated statements of operations data:
Revenue:
Technical services	1,402	6	—
Cryptocurrency mining	—	664	783
Consultation services	—	—	80
Total Revenue	1,402	670	863
Cost of Revenue:
Technical services	(79)	—	—
Cryptocurrency mining	—	(703)	(1,362)
Consultation services	—	—	(19)
Total Cost of Revenue	(79)	(703)	(1,381)
Gross (loss)/profit	1,323	(33)	(517)
Operating expenses:
Selling and marketing	—	—	(35)
General and administrative	(1,157)	(10,351)	(2,156)
Provision for doubtful accounts	—	(1,751)	(3)
Loss on disposal of intangible assets	—	121	(30)
Impairment loss of intangible assets	(835)	(1,293)	(3,144)
Total operating expenses	(1,992)	(13,274)	(5,368)
(Loss)/income from operations	(669)	(13,306)	(5,885)
Loss from disposal of subsidiaries	—	—	(5)
Interest income, net	8	1	5
Other income, net	(33)	—	1
(Loss)/income before provision for income taxes	(693)	(13,305)	(5,884)
Provision for income tax benefits	—	—	249
(Loss)/Income from continuing operations	(693)	(13,305)	(5,635)
Discontinued operations:
Loss from discontinued operations	(958)	(8,360)	—
Net loss	(1,651)	(21,666)	(5,635)
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	(1,651)	(21,666)	(5,635)

Note:

Due to the adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transaction, the Company’s Board of Directors decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements and the divestiture was completed on January 15, 2022. The financial information related to the two divested VIEs subject to divestment have been reclassified in the accompanying audited consolidated financial statements as discontinued operations for the year ended December 31, 2020 and 2021. The consolidated statements of operations and the consolidated statements of cash flows for the year ended December 31, 2020 are adjusted retrospectively to reflect the change.

Due to the price crash of Bitcoin in 2022, the Company, as a matter of caution, decided to change the impairment test method of Bitcoin and other crypto assets from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. Because the intraday low price of crypto assets to be utilized in calculating impairment of our crypto assets held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired. The Company evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statements of Operations, Equity, and Cash Flows for the year ended December 31, 2021. The Company restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes. Please refer to Note 2 for the restatement of the impairment of intangible assets for the year ended December 31, 2021.

In the previously issued consolidated statements of operations for the year ended December 31, 2021, the Company did not clearly disclose the Provision for Doubtful Accounts, (Loss)/Income on disposal of intangible assets and Impairment loss of intangible assets, which were generally listed in Impairment Loss. The Company restated these items in the current consolidated statement.

	As of December 31,
	2020	2021	2022
		(as restated)	(as restated)
	(US$ in thousands)
Selected consolidated balance sheet data:
Total current assets	2,471	1,742	7,516
Total assets	10,961	9,020	18,893
Total current liabilities	708	1,372	1,430
Total liabilities	708	1,372	2,064
Total shareholders’ equity/(deficit)	10,253	7,648	16,829
Total liabilities and shareholders’ equity	10,961	9,020	18,893

Please refer to Note 2 for the restatement of the intangible assets as of December 31, 2021.

●	We note your Item 15 Controls and Procedures disclosure for both your Forms 20-F for the fiscal years ended December 31, 2021 and 2022 indicating that your disclosure control procedures (DCP) and your internal controls over financial reporting (ICFR) were effective. Given the significance of this accounting error and restatement, tell us the following:

o	Clarify how you considered whether the accounting error indicated any unidentified material weakness(es) under principle 17 of the COSO framework;

o	Tell us how you reevaluated the appropriateness of your original conclusions regarding the effectiveness of your DCP and ICFR pursuant to Item 15 of Form 20-F.

o	Clarify how you determined there were no changes to your ICFR in light of your restatement for the significant accounting error. Refer to Item 15(d) of Form 20-F.

3)	We have reevaluated the effectiveness of the Company’s DCP and ICFR based on item 15 of Form 20-F. For the fiscal year ended December 31, 2022, due to significant changes in the Company’s business and a decrease in personnel, the Company’s DCP and ICFR had also changed and became invalid during the fiscal year.

Starting from the second half of 2021, the Company has identified cryptocurrency mining and quantitative trading as one of its main businesses. However, the many uncertainties in the cryptocurrency industry have also brought significant operational risks to the Company. The Company accounted for its crypto assets as intangible assets in the Form 20-F for the year 2021 and 2022. In the Form 20-F for the year 2021, the Company conducted impairment testing on Bitcoin as of December 31, 2021, based on the average daily closing price of Bitcoin for the 12 months prior to December 31, 2021, as the fair price of Bitcoin.

However, the significant decline in Bitcoin market prices in 2022 had raised many uncertainties about our future market value expectations for Bitcoin. If we continue to compare Bitcoin for impairment testing based on the average daily closing price of the past 12 months as the fair price, it may result in the Company’s financial statements as of December 31, 2022 overestimating the value of Bitcoin. We have carefully discussed this issue with our auditor and audit committee, and considering the industry development and regulatory uncertainties faced by the crypto asset industry, we have ultimately decided to adopt a stricter impairment testing method for the Company’s crypto assets. The new impairment testing method requires the Company to conduct daily impairment testing on its crypto assets and use the lowest daily transaction price as the fair price of the corresponding crypto assets. We have recalculated and confirmed the intangible asset impairment losses for 2021 and 2022 using the new crypto asset impairment testing method, and have restated the financial statements as of December 31, 2021.

The Impairment testing method for cryptocurrency assets in the Company’s financial statements for 2022 is a change in accounting estimates based on objective industry environmental factors that have caused significant fluctuations in the crypto asset market during 2022. However, we acknowledge that there are still many shortcomings in our business and asset risk management related to crypto assets, which has led to many difficulties and shortcomings in our related disclosure control procedures (DCP) and internal control over financial reporting (ICFR), and we will further improve these shortcomings.

In addition to the shortcomings in asset management exposed by the Wei Zhu incident, the Company has not developed a detailed investment strategy for crypto assets, including the investment size and category of crypto assets held by the Company, as well as clear holding intentions. The Company also lacks necessary preventive measures for possible fluctuations in crypto asset market prices, which brings significant operational and financial risks to the Company. These shortcomings increase the difficulty of disclosure control procedures and internal control over financial reporting.

Based on the Compan’’s new business architecture, we will further improve the investment strategy for crypto assets, classify crypto assets according to holding intentions, and plan the total investment scale of crypto assets annually and allocate and adjust them quarterly. We will establish detailed accounting standards, disclosure control procedures (DCP) and internal control over financial reporting (ICFR) for crypto assets with different holding intentions and categories, and we will separately manage and account for different categories of crypto assets, and disclose them in detail by category.

Based on our previous analysis and statements on the shortcomings and improvement measures of the Compan’’s internal control, we will revise the content of “ITEM 15. CONTROLS AND PROCEDURES” as follows:

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a 1I) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a 15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective, due to the material weakness identified by us, which is described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). As part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, management identified the following material weakness:

●	The Company did not adequately design and implement effective controls to ensure a high security of the Company’s hardware cold wallets for cryptocurrency assets.

●	The Company did not adequately design and implement controls over the assessment of the appropriateness of its accounting policies regarding certain cryptocurrency transactions.

●	The Company did not develop a detailed cryptocurrency investment strategy, which had resulted in a lack of specific operational standards for many internal controls related to crypto assets.

●	The current scale of the Company’s business is relatively small, and the new businesses are still in the early stages. Certain team members of the Company are responsible for multiple functions, including accounting, business development and operations. Some of the holding company’s officers and employees also hold various positions at some of the Company’s subsidiaries.

●	The Company’s financial management function is yet to be improved in various aspects, including but not limited to that: a) our supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b) we lack a comprehensive and effective internal audit system, and c) we do not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to our current financial personnel.

A material weaknIss is a defi”ienc’, or a combination of daeficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in any identified material misstatements to the financial statements, but resulted in revision of previously issued financial statements. Based on this material weaknesses, management concluded that at December 31, 2022, internal control over financial reporting was not effective.

Remediation

Our Board of Directors, Audit Committee and management take internal control over financial reporting and the integrity of our financial statements seriously.

Our management is responsible for its assessment of the effectiveness of internal controls over financial reporting and is committed to improving its controls related to the material weaknesses described above, such that these controls are designed, implemented, and operating effectively.

Following the identification of this material weakness described above, our management commenced implementation of a remediation plan. The remediation plan includes the following steps to improve our internal control over financial reporting:

●	We are engaging a third-party specialist to assist our management to assess the appropriateness of its accounting policies regarding certain key business transactions to address significant risks.

●	We are taking some improvements to strengthen our internal control over the asset management.

●	We are providing additional appropriate U.S. GAAP accounting and financial reporting training for financial reporting and accounting personnel, especially training related to accounting policies and accounting estimates applicable to cryptocurrency business.

●	We will further promote the independence of each business entity and function to improve the internal control system of the ‘roup’s business structure. With the development of our business, we will continuously improve the organizational structure, enhance the functions of various departments, expand the workforce, and on this basis, improve the various internal control systems and processes of the Company.

●	We will add an accounting manager in 2024, responsible for supervising accounting work, reviewing financial accounting content, and specifically responsible for preparing the Co’pany’s financial statements, as well as assisting the CFO in the disclosure of financial reports. With the continuous expansion of the Co’pany’s future business scale, we may recruit more financial personnel to meet more accounting and financial management needs.

●	As the Co’pany’s business develops, we will fill the role of the internal audit manager. The internal audit manager will be responsible for regularly evaluating the integrity of the Co’pany’s internal controls, supervising the effective implementation of internal control systems, and reporting directly to the Audit Committee.

While we intend to fully address the material weakness and significant deficiency in our internal control over financial reporting by the end of 2023, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, because we are neither a “large accelerated filer” nor an “accelerated filer” as such terms are defined in Rule 12b 2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

We have established our U.S. subsidiary Mercurity Fintech Technology Holding Inc. as one of our main business entities. Our business and management have undergone significant changes and are distributed in different regions such as New York, Hong Kong, and Shenzhen. We have designed and implemented new internal control processes and systems based on changes in the Company’s business and personnel.

Except for the material weakness identified as of December 31, 2022, the remedial measures and except for the changes described above, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Note 3. Summary of Significant Accounting Policies Revenue

Recognition

Cryptocurrency Mining, page F-30

5.	We note your response to prior comment 8 and your recent changes in business strategy and focus. Please tell us and provide enhanced proposed disclosure for Item 5. Operating and Financial Review and Prospects that provides insight into your expected trends about the relative significance of your filecoin mining business in relation to your other planned activities (e.g., consulting services, bitcoin mining, technical services, etc.) over the near term. We may have further comments regarding your response to prior comment 8.

Response:

We will provide enhanced proposed disclosure for “D. Trend Information” in “Item 5. Operating and Financial Review and Prospects” as follows:

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

D. Trend Information

After the Wei Zhu incident, the Company’s board of directors and management underwent significant changes in 2022. From March 2022 to April 2023, the new management made significant adjustments to the Company’s business strategy and development focus.

After the adjustment of the business structure: (i) Our US subsidiary Mercurity Fintech Technology Holding Inc. (“MFH Tech”) functions as our operating entity for distributed computing and storage services and digital consultation services business in North America. (ii) Our US subsidiary Chaince Securities, Inc. (“Chaince Securities”) (as well as its future subsidiary) will function as the operating entity of our future financial advisory services, online and traditional brokerage services business in North America. (iii) Our Hong Kong subsidiary Ucon Capital (HK) Limited (“Ucon”) and its China subsidiary Beijing Lianji Future Technology Co., Ltd. will function as the operating entity of the digital consultation services business in the Asia-Pacific region.

a)	From July 2022, we have designated digital consultation services as one of our main businesses.

In July 2022, we added digital consultation services as one of our main businesses going forward, providing business consulting services and digital payment solutions to global corporate clients, especially those in the blockchain industry, and continued our planned expansion into online and traditional brokerage services. We incorporated MFH Tech to develop distributed computing and storage services (including cryptocurrency mining and providing cloud storage services for decentralized platform operators) and digital consultation services.

On August 23, 2022, MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as a business consultant in order to facilitate the client to establish the entity in the United States and implement its financing strategy, and the agreed amount of the fixed consideration portion of the agreement is $160,000. We recognized consultation services revenue of $80,000 for the year ended December 31, 2022.

In 2022, the Company’s revenue from the consultation services accounted for 9.3% of the total revenue. We expect the Company to get more clients in the consultation services business in the next two years, thereby generating more revenue, and the proportion of the revenue from consultation services to total revenue will gradually increase.

b)	From December 2022, we started our Filecoin mining business, and we have decided not to expand the scale of our crypto assets mining business to avoid related industry risks.

In the first half of 2022, the Company’s revenue came entirely from the Bitcoin shared mining business, which began in October 2021 and ended in April 2022. During the same period, the Wei Zhu incident caused the Company to temporarily lose control of most of its cryptocurrencies, and the Company’s daily operations also faced temporary difficulties, resulting in the Company’s original expansion plan for cryptocurrency mining business not being implemented. The revenue from Bitcoin shared mining business in 2022 accounted for 90.7% of the total revenue.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The Web3 decentralized storage infrastructure is expected to achieve a maximum storage capacity of approximately 100PiB. We plan to use a portion of the storage capacity (60.4 PiB) for Filecoin mining business and we plan to use the remaining storage capacity from the infrastructure to provide cloud storage services to other decentralized platform operators. For the year ended December 31, 2022, we earned $348 in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

We expect our storage capacity for Filecoin mining operations to reach 60.4PiB before June 2024. After our storage capacity reaches 60.4 PiB, we are expected to receive over 10,000 Filecoins per month. Based on the average lowest price of $5.2 for Filecoins on the Coinbase platform for the 30 days prior to December 31, 2022, our monthly Filecoin mining revenue will reach $52,000, and the annual Filecoin mining revenue will exceed $600,000. In addition, we are expected to generate more revenue in providing cloud storage services to other decentralized platform operators.

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of US$9 million. Considering the increasing difficulty of mining in the crypto mining industry and the general losses by top crypto mining enterprises, we have decided to reduce the scale of procurement of Bitcoin miners and reduce the Company’s investment in the crypto mining field. As such, we are negotiating with Jinhe Capital Limited to reduce or even cancel the purchase of all equipment in the asset purchase agreement.

We expect that the revenue from distributed computing and storage services (including Filecoin mining and providing cloud storage services to other decentralized platform operators) will become the main source of revenue in 2023 and 2024, although our consultation business will continue to grow.

c)	We have decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which had no meaningful assets or business nor employees.

Also considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, although we have the ability to quickly reorganize the blockchain technical service team, we have decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform in the next two years.

d)	We have decided to increase the financial advisory services, online and traditional brokerage services as one of our future main businesses.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, for which we plan to develop financial advisory services, online and traditional brokerage services independently in the future. We plan to acquire a broker dealer in U.S. to obtain the relevant resources and financial license to conduct the financial advisory, online and traditional brokerage services business. We expect the financial advisory, online, and traditional brokerage services to become one of the Company’s main businesses by 2024.

Note 9. Intangible Assets, Net, page F-40

6.	We have reviewed your response to prior comment 13 and reissue in part. Please provide us an accounting analysis citing specific authoritative literature that supports your determination to:

●	not derecognize the seized crypto assets you did not control on your balance sheet at December 31, 2022; and
●	recognize a recovery prior to such recovery occurring.

At a minimum, tell us how you considered the guidance in ASC 610-20, ASC 860, ASC 450, and any other guidance. If you apply any guidance by analogy, explain why that guidance is appropriate.

Response:

The Statement of Financial Accounting Concepts No.8 - Elements of Financial Statements - Chapter 4, Elements of Financial Statements, stipulates the definition of Asset: an Asset is a present right of an entity to an economic benefit.

The ASC 350-20 provides the definition of Intangible Assets: Intangible Assets means Assets (not including financial assets) that lack physical substance. (The term intangible assets is used to refer to intangible assets other than goodwill.)

Although the crypto assets out of control constitute a legal right of the Company to restore control of the crypto assets, rather than crypto assets themselves, they still meet the definition of assets, because once the Company regains control of the crypto assets, the Company will regain corresponding economic benefits, and the right to recover the crypto assets has no physical form so that it also meets the definition of intangible assets. Therefore, the Company still accounts for these crypto assets out of control (the right to recover the crypto assets) as intangible assets in the Company’s financial statements as of December 31, 2022. However, in order to distinguish between the normally held intangible assets and the right to recover the crypto assets, we have decided to make the following modifications and supplements in the notes to the financial statements as of December 31, 2022, to: a) clarify that the crypto assets out of control is actually a right to restore control of the crypto assets rather than the crypto assets themselves; and b) list the right to restore control of the crypto assets separately to distinguish them from other crypto assets. We have revised note of Intangible assets, net (revised) in the 20-F for the year ended December 31, 2022. Please refer to our responses to Comment 4 above.

As per ASC450-20-25-2, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a) Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b) The amount of loss can be reasonably estimated.

The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to the current or a prior period. Paragraphs 450-20-55-1 through 55-17 and Examples 1-2 (see paragraphs 450-20-55-18 through 55-35) illustrate the application of the conditions. As discussed in paragraph 450-20-50-5, disclosure is preferable to accrual when a reasonable estimate of loss cannot be made. Further, even losses that are reasonably estimable shall not be accrued if it is not probable that an asset has been impaired or a liability has been incurred at the date of an entity’s financial statements because those losses relate to a future period rather than the current or a prior period. Attribution of a loss to events or activities of the current or prior periods is an element of asset impairment or liability incurrence. According to the legal opinion issued by Deheng Law Firm (“Deheng”), the seizure procedure implemented by the Sheyang County Public Security Bureau on these crypto assets is inappropriate. Due to the impact of China’s COVID-19 prevention and control policies in 2022, we encountered many difficulties in attempting to recover these crypto assets. We instructed Deheng to communicate with the Sheyang Public Security Bureau, the Sheyang Procuratorate and the court multiple times in 2023. At present, we are requesting the superior departments and supervision departments of the Sheyang Public Security Bureau to correct the improper seizure of the Company’s assets by the Sheyang Public Security Bureau through administrative appeals. Although the Company has not yet recovered control of these crypto assets, the Company and Deheng are confident in recovering these assets, because the evidence which show that these crypto assets belong to the Company is very clear. Hence, we do not believe that the Company will be unable to recover control of these crypto assets, and we do not believe that there will be related losses in the future. According to ASC450-20-25-2, we have not recognized any contingent losses related to these crypto assets that may not be recoverable in our financial statements as of December 31, 2022.

Therefore, the Gains and Losses from the Recognition of Non Financial Assets Topic (ASC 610-20) is not applicable to the accounting of the Company’s out of control crypto assets.

As 860-10-05-1, the Transfers and Servicing Topic (ASC 860) establishes accounting and reporting standards for transfers and servicing of financial assets. It also establishes the accounting for transfers of servicing rights. It is obvious that our right to restore the crypto assets (the Company’s crypto assets out of control) is not a servicing right and does not fall within the scope of ASC860’s application.

7.	We have reviewed your response to prior comment 13 and reissue in part. Please provide us fulsome and explicit responses to the following:

●	Clarify whether the asset you had at December 31, 2022, was a crypto asset or a right to recover crypto assets. If it is a right to recover crypto assets, clarify whether that right is to recover the quantity of crypto assets seized or alternatively a fiat currency amount and how such fiat currency amount would be determined;

Response:

1) The Bitcoins and USD Coins out of control are actually the rights to recover the Bitcoins and USD Coins.

The Bitcoin and USD Coin (crypto assets improperly seized by the Sheyang County Public Security Bureau in China) owned by the Company on December 31, 2022 are actually a right to recover the crypto assets, as the Company has lost control over these crypto assets. The assets that the Company has appealed to the Sheyang County Public Security Bureau for restoration is equal in amount to the crypto assets in the hardware cold wallet that were improperly seized by the Sheyang County Public Security Bureau, rather than a fiat currency amount. In the financial statements of the Company as of December 31, 2022, we still accounted for these uncontrolled crypto assets as intangible assets and used the accounting method for intangible assets, which is to use the net amount of cost minus impairment as the book value in accordance with the relevant standards in ASC350.

●	Demonstrate how the specific authoritative literature on which you rely supports not derecognizing the crypto assets you did not control (i.e., those seized by the Public Security Bureau) at December 31, 2022 because the Recovery Proceeding had not yet concluded;

2) The basis for the Company to still recognize uncontrolled crypto assets as intangible assets.

As FASB Statement of Financial Accounting Concepts No. 6 Elements of Financial Statements, assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. As ASC350-20, Intangible Assets means Assets (not including financial assets) that lack physical substance. (The term intangible assets is used to refer to intangible assets other than goodwill.)

Although the crypto assets out of control have become a legal right of the company to restore the crypto assets rather than the crypto assets themselves, they still meet the definition of assets, because once the company restores the crypto assets, the company will regain corresponding economic benefits, and the right to recover the crypto assets has no physical form so that it also meets the definition of intangible assets. Therefore, the company still accounts for these crypto assets out of control (the right to recover the crypto assets) as intangible assets in the company’s financial statements as of December 31, 2022. However, in order to distinguish between the normally held intangible assets and the right to recover the crypto assets, we have decided to make the following modifications and supplements in the notes to the financial statements as of December 31, 2022: a) clarify that the crypto assets out of control is actually a right to restore the crypto assets rather than the crypto assets themselves; b) list the right to recover the crypto assets separately to distinguish them from other crypto assets.

We have revised note of Intangible assets, net (revised) in the 20-F for the year ended December 31, 2022. Please refer to the responses to Comment 4.

●	If you believe ASC 450 Contingencies applies, tell us why and how you applied the guidance in this circumstance given that the seizure and loss of control has already occurred. In addition, tell us whether your accounting contemplates the price volatility of the crypto and explain whether there are circumstances where price volatility represents an additional loss or contingent gain and the reasons why;

3) Our considerations for the applicability of ASC 450 Contingencies.

As ASC450-20-25-2, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a) Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b) The amount of loss can be reasonably estimated.

The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to the current or a prior period. Paragraphs 450-20-55-1 through 55-17 and Examples 1-2 (see paragraphs 450-20-55-18 through 55-35) illustrate the application of the conditions. As discussed in paragraph 450-20-50-5, disclosure is preferable to accrual when a reasonable estimate of loss cannot be made. Further, even losses that are reasonably estimable shall not be accrued if it is not probable that an asset has been impaired or a liability has been incurred at the date of an entity’s financial statements because those losses relate to a future period rather than the current or a prior period. Attribution of a loss to events or activities of the current or prior periods is an element of asset impairment or liability incurrence.

According to the legal opinion issued by Deheng, the seizure procedure implemented by the Sheyang County Public Security Bureau on these crypto assets is inappropriate. Due to the impact of China’s COVID-19 prevention and control policies in 2022, we encountered many difficulties in attempting to recover these crypto assets. We instructed Deheng to communicate with the Sheyang Public Security Bureau, the Sheyang Procuratorate and the court multiple times in 2023. At present, we are asking the superior departments and supervision departments of the Sheyang Public Security Bureau to correct the improper seizure of the Company’s assets by the Sheyang Public Security Bureau through administrative appeals. Although the Company has not yet recovered control of these crypto assets, the Company and Deheng are confident in recovering these assets, because the evidence that these crypto assets belong to the Company is clear. Hence, we do not believe that the Company is likely to be unable to recover control of these crypto assets, and we do not believe that there will be related losses in the future. According to ASC450-20-25-2, we have not recognized any contingent losses related to these crypto assets that may not be recoverable in our financial statements as of December 31, 2022.

●	Explain why the seizure of the Company’s safe and its contents as well as the transfer of cryptocurrency to a wallet not controlled by the Company is not contradictory evidence to the Company’s assertion of recovery; and

4) Regarding the form of the Company’s crypto assets out of control and our assertion of recovery.

We need to clarify that the seizure of the Company’s safe and its contents as well as the transfer of cryptocurrency to a wallet not controlled by the Company are the causes and ways in which the Company’s cryptocurrency assets were rendered out of control, and we have also disclosed this fact in detail in the note of intangible assets, net in the 20-F for the year ended December 31, 2022.

On February16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it. The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallet was $3,944,809, including 125.8584797 Bitcoins with the book value of $1,952,598 and 2,005,537.50 USD Coins with the book value of $1,992,211, and we verified that Bitcoins and USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

The incident that caused the Company to lose the crypto assets was an emergency difficult to predict. After the incident, the Company has been advocating for the restoration of control over these crypto assets, which was improperly seized by the Sheyang County Public Security Bureau. We instructed Deheng to communicate with Sheyang County Public Security Bureau multiple times. Sheyang County Public Security Bureau has continuously claimed that these crypto assets are only being temporarily seized, as they suspect that these crypto assets are related to a major suspect they are investigating. According to Deheng’s legal opinion, the Sheyang County Public Security Bureau should not have assumed that these crypto assets are related to other individuals without any evidence, and their seizure procedures on these crypto assets are incorrect. Therefore, although the Sheyang County Public Security Bureau seized the hardware cold wallet which stored these crypto assets and transferred most of them to an unknown wallet controlled by them, the Company still believes that the Sheyang County Public Security Bureau should return the same amount of crypto assets, including 125.8584797 Bitcoins and 2,005,537.50 USD Coins.

●	Clarify for us whether you recognize impairment of the seized crypto assets you have not derecognized whenever their carrying value exceeds their fair value and how your accounting for impairment interfaces with the authoritative literature on which you relied to not derecognize the seized crypto assets.

5) Accounting measurement for the crypto assets out of control.

We have classified the crypto assets that we have lost control of as the right to recover the crypto assets and disclosed them separately as part of intangible assets. We have revised the note of “Intangible assets, net” in the 20-F for the year ended December 31, 2022. Please refer to the responses to Comment 4 above. We still measure the right to recover the crypto assets based on the net amount of initial cost minus the impairment loss, which is in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

We estimated the fair values of the crypto assets out of control based on the lowest transaction price on the Coinbase platform every day, and we recognized $3,111,232 impairment loss of the right to recover the crypto assets, including $784,788 impairment loss of Bitcoins recognized for the period from January 1 to February 16 in 2022, when the Bitcoins were still under the Company’s control, and $2,326,444 impairment loss of the right to restore the Bitcoins for the period from February 17 to December 31 in 2022, when the Bitcoins were seized from the Company’s control.

8.	We note your response to prior comment 14 regarding your accounting for USD Coin as an intangible asset instead of a financial asset or otherwise. Note that we are still evaluating your response as well as the related accounting in prior comment 13 and may have further comment. In the interim, please provide us the following:

●	Clarify for us your contractual rights related to redeeming the USD Coin and specifically address whether you can redeem USD Coin for US fiat. In your response, tell us whether you have a Circle Mint account with Circle Internet Financial, LLC (Circle Internet).
●	In your response, you state your belief that it is more appropriate to recognize USD Coin as a liquid financial asset. If this is the appropriate accounting, tell us why you believe it would be appropriate to combine a financial asset, which would qualify as other asset under Rule 5-02.17 of Regulation S-X with intangible assets under Rule 5-02.15 of Regulation S-X.
●	If you cannot present USD Coin for redemption in US fiat from Circle Internet, tell us in detail how USD Coin qualifies as a financial asset by referencing the specific authoritative literature you rely upon to support your classification.

Response:

All the USD Coins owned by the company are stored in the hardware cold wallet, and the Company does not have a Circle Mint account.

We would like to clarify that we do not believe that accounting for USD Coin as a financial asset is appropriate. We are only considering the feasibility of reclassifying the Company’s crypto assets such as Bitcoin and USD Coin based on their future use and management methods, and we are only emphasizing the objective characteristics of the crypto assets, which are easy to sell and have relatively consistent market prices. Therefore, we believe that these crypto assets may be more suitable for accounting as current assets measured at fair value. However, when we were replying to the prior comment 14, the ASC 350-60 Intangibles Goodwill and Other Crypto Assets standard had not yet been introduced, and we had not found an accounting standard that perfectly matches the characteristics of these crypto assets to account for them. In the financial statements of the Company as of December 31, 2021 and 2022, we referred to the common practice of other companies, treating the crypto assets as intangible assets and accounting for them at the net amount of initial cost minus impairment, as these crypto assets fully meet the definition of intangible assets, and we believe that such accounting is appropriate.

Currently, we have decided to adopt the accounting standards of ASC 350-60 starting from January 1, 2024, to account for the Company’s crypto assets as intangible assets measured at fair value. ASC 350-60 provides us with a very clear reference for measuring the value of cryptocurrency assets owned by the Company.

We do not believe that we should adopt accounting methods for USD Coin different from Bitcoin, such as separately accounting for USD Coin as a financial asset or other current asset (provided that the specific situation of the USD Coin complies with the accounting standards for financial assets or other current assets). We may consider whether to classify these crypto assets (including the Bitcoins and the USD Coins) separately as other asset types in the future based on their future use and management methods. However, based on the current situation, we believe that it is appropriate for us to classify them as intangible assets.

As per Rule 5-02.15 of Regulation S-X, for intangible assets, we should state separately each class of such assets which is in excess of five percent of the total assets, along with the basis of determining the respective amounts, and any significant addition or deletion shall be explained in a note. We will disclose these details under the intangible asset items in the financial statements and notes in the future Form 20-F.

Note 11. Income Taxes, page F-43

9.	We note your response to prior comment 18 and that you did not reflect your proposed revised disclosure in Note 16 of your June 30, 2023 financial statements provided in Exhibit 99.1 to your Form 6-K filed on December 31, 2022. Please revise your disclosure accordingly.

Response:

We will revise the corresponding content in the Note 16 of our June 30, 2023 financial statements provided in Exhibit 99.1 to our Form 6-K filed on December 31, 2022. The revised content is as follows:

Deferred tax assets

The significant components of the Company’s deferred tax assets were as follows:

	June 30,	December 31,
	2023	2022
	US$	US$
Deferred tax assets
Net operating loss carry forwards	91,339	90,567
Impairment of intangible assets	160,438	160,438
Valuation allowance	—	—
Total deferred tax assets	251,777	251,005

In the unaudited financial statements as of June 30, 2023, the Company’s deferred tax assets amounted to $251,777, of which $160,438 came from temporary differences caused by the impairment of intangible assets from our Hong Kong subsidiary in previous years. In the financial statements as of December 31, 2022, the Company’s deferred tax assets amounted to $251,005, of which $160,438 came from temporary differences in impairment of intangible asset from our Hong Kong subsidiary for the year and prior years.

Form 6-K filed December 28, 2023

Exhibit 99.1

Managements’ Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

About Non-GAAP Financial Measures, page 10

10.	We note your use of the non-GAAP measures of Adjusted Net Loss and Adjusted Net Loss Attributable to Mercurity Fintech Holding Inc. disclosed in your earnings release. Please address the following:

●	Tell us why you characterize your largest non-GAAP adjustment as related to the impairment of property and equipment when it appears from your financial statements that the amounts involved relate to the impairment of your intangible digital assets.
●	Tell us why you label your Adjusted Net Loss non-GAAP measure as such when your starting point (presumably the most directly comparable GAAP measure as required by Rule 100(a)(1) of Regulation G) is operating loss from continuing operations and excludes items of other income and expense as well as the impact of income taxes.
●	Tell us how you use your non-GAAP measures and explain why they are meaningful to investors. In your response, specifically explain:

o	Why the adjustment to remove the impairment of intangible digital assets is meaningful when digital assets are a focus of your operations and the volatility associated with the fair value of such assets is normal and recurring. See Rule 100(b) of Regulation G and Question 100.01 of our Non-GAAP Compliance and Disclosure Interpretations; and
o	Why the fact that the impairment charges are non-cash until the underlying digital assets are sold is relevant.

●	Provide us with proposed revised disclosure that includes a reconciliation of net loss per share to adjusted net loss per share for each respective period in accordance with Rule 100(a)(2) of Regulation G.

Response:

It was an error that we characterized the largest non-GAAP adjustment as related to the impairment of property and equipment when it appears from your financial statements that the amounts involved relate to the impairment of your intangible digital assets. We will correct it in the revised Form 6-K for our financial report of the six months ended June 30, 2023.

It was an error that we label our Adjusted Net Loss non-GAAP measure as such when your starting point is operating loss from continuing operations and excludes items of other income and expense as well as the impact of income taxes. We will correct it in the revised Form 6-K for our financial report of the six months ended June 30, 2023.

We have reconsidered the accounting related to crypto assets based on the current business architecture and future business plans of the Company, and referred to the relevant content of Rule 100 (b) of Regulation G and Question 100.01 to restate the calculation and disclosure of our non-GAAP operating loss and net loss. Although the Company is expanding new businesses and has decided not to increase the scale of its cryptocurrency mining business, as of December 31, 2023, the Company’s cryptocurrency mining business remains the main source of revenue, and changes in the market price of the crypto assets held by the Company have a significant impact on the Company’s profits. After careful consideration, we believe that we should not deduct the impairment losses of crypto assets when calculating the operating profit and net profit of non-GAAP. We will correct it in the revised Form 6-K for our financial report of the six months ended June 30, 2023.

The revised related content in the Form 6-K for our financial report of the six months ended June 30, 2023 is as follows:

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude the impact of share-based compensation expenses and changes in fair value of financial instruments. We believe all adjustments are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table：

	For the six months ended June 30
	2023	2022
		(restated)
Operating loss from continuing operations	$(1,930,958)	$(4,640,894)
Adjustment for share-based compensation expenses	—	356,173
Adjusted operating loss (non-GAAP)	(1,930,958)	(4,284,721)

Net loss attributable to Mercurity Fintech Holding Inc.	(2,578,541)	(4,646,205)
Adjustment for share-based compensation expenses	—	356,173
Adjustment for changes in fair value of short-term investment	7	—
Adjusted net loss attributable to Mercurity Fintech Holding Inc. (non-GAAP)	(2,578,534)	(4,290,032)

Weighted average number of ordinary shares outstanding:
Basic	42,750,237	12,859,291
Diluted	42,750,237	12,859,291

Losses per share attributable to Mercurity Fintech Holding Inc. (non-GAAP)-Basic
Net loss (non-GAAP)	(0.06)	(0.33)
Losses per share attributable to Mercurity Fintech Holding Inc. (non-GAAP)-Diluted
Net loss (non-GAAP)	(0.06)	(0.33)

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity, page F-7

11.	We note that you provide an equity statement only for the six months ended June 30, 2023. To the extent you incorporate the financial information in this exhibit into a registration statement on Form F-1 or any other form, amend this Form 6-K to provide an equity statement for the comparable period in 2022 as required by Item 8A5 of Form 20-F. In addition, revise the January 1, 2023 number of ordinary shares and all 2022 ordinary share amounts to retroactively present your February 2023 1-for-400 share consolidation back to the earliest period presented as stipulated in SAB 4C.

Response:

The revised equity statement as of June 30, 2023 and for the comparable period in 2022 is as follow:

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional		Accumulated other	Total Mercurity Fintech Holding Inc.	Total
	Number of Shares(1)	Amount	paid-in Capital	Accumulated deficit	comprehensive loss	shareholders’ equity	Shareholders’ equity
Balance as of January 1, 2023	35,174,479	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864
Issuance of shares in the private placement (Note 17)	11,363,637	45,455	4,704,545	—	—	4,750,000	4,750,000
Net loss	—	—	—	(2,578,541)	—	(2,578,541)	(2,578,541)
Foreign currency translation	—	—	—	—	25,843	25,843	25,843
Balance as of June 30, 2023	46,538,116	186,171	687,553,542	(669,898,830)	1,185,283	19,026,166	19,026,166

(1)	We have adjusted the number of ordinary shares issued and outstanding as of January 1, 2023 retroactively to reflect the 1-for-400 share consolidation effected in February 2023 as stipulated in SAB 4C.

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional		Accumulated other	Total Mercurity Fintech Holding Inc.	Total
	Number of Shares(1)	Amount	paid-in Capital	Accumulated deficit	comprehensive loss	shareholders’ equity	Shareholders’ equity
Balance as of January 1, 2022	12,344,791	49,401	668,183,689	(661,685,318)	1,099,867	7,647,639	7,647,639
Share-based compensation	257,250	3	356,170	—	—	356,173	356,173
Net loss	—	—	—	(4,646,206)	31,200	(4,615,006)	(4,615,006)
Foreign currency translation	—	—	—	—	19,683	19,683	19,683
Balance as of June 30, 2022	12,602,041	49,404	668,539,859	(666,331,524)	1,150,750	3,408,489	3,408,489

(1)	We have adjusted the number of ordinary shares issued and outstanding as of January 1, 2022 and June 30, 2022 retroactively to reflect the 1-for-400 share consolidation effected in February 2023 as stipulated in SAB 4C.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-2187 or hlou@srfc.law.

Very truly yours,

On behalf of Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer